# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BILL Holdings, Inc., CIK 0001786352
CUSIP: 090043100
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 6220 America Center Drive, Suite 100, San Jose, California (CA), 95002
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-027551
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,727,304; sole dispositive power 0; shared dispositive power 2,727,304; aggregate amount beneficially owned 2,727,304 (2.6% of the class)
  Comment: Based on 103,496,676 shares of common stock of BILL Holdings, Inc. (the "Issuer") outstanding as of November 1, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 8, 2024.
- Fullerton Management Pte Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,539,797; sole dispositive power 0; shared dispositive power 2,539,797; aggregate amount beneficially owned 2,539,797 (2.4% of the class)
  Comment: Based on 103,496,676 shares of the Issuer's common stock outstanding as of November 1, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 8, 2024.
- Hotham Investments Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,539,797; sole dispositive power 0; shared dispositive power 2,539,797; aggregate amount beneficially owned 2,539,797 (2.4% of the class)
  Comment: Based on 103,496,676 shares of the Issuer's common stock outstanding as of November 1, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 8, 2024.
- Ossa Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,539,797; sole dispositive power 0; shared dispositive power 2,539,797; aggregate amount beneficially owned 2,539,797 (2.4% of the class)
  Comment: Based on 103,496,676 shares of the Issuer's common stock outstanding as of November 1, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 8, 2024.

## Item 1. Issuer
Name of issuer: BILL Holdings, Inc.
Address of issuer's principal executive offices: 6220 America Center Drive, Suite 100, San Jose, CA 95002

## Item 2. Person Filing
Name of person filing:
(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Fullerton Management Pte Ltd ("Fullerton");
(iii) Hotham Investments Pte. Ltd. ("Hotham"); and
(iv) Ossa Investments Pte. Ltd. ("Ossa" and, together with Temasek, Fullerton and Hotham, the "Reporting Persons")
Address of principal business office or, if none, residence:
Each of the Reporting Persons:
60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891
Citizenship: Each of the Reporting Persons: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, Ossa directly owned in aggregate 2,539,797 shares of the Issuer's common stock.

Ossa is a wholly-owned subsidiary of Hotham, which in turn is a wholly-owned subsidiary of Fullerton, which in turn is a wholly-owned subsidiary of Temasek. Fullerton and Hotham, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer's common stock directly owned by Ossa.

Temasek, through the ownership described herein and the indirect 100% ownership of two other entities that directly owned an aggregate of 187,507 shares of the Issuer's common stock as of December 31, 2024, may be deemed to beneficially own in aggregate 2,727,304 shares of the Issuer's common stock, including the 2,539,797 shares of the Issuer's common stock directly owned by Ossa.
Percent of class:
As of December 31, 2024:

Temasek: 2.6%

Fullerton, Hotham and Ossa: 2.4%

The percentages above are based on 103,496,676 shares of the Issuer's common stock outstanding as of November 1, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 8, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Temasek: 2,727,304 Fullerton, Hotham and Ossa: 2,539,797
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: Temasek: 2,727,304 Fullerton, Hotham and Ossa: 2,539,797

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorised Signatory (02/10/2025)
- Fullerton Management Pte Ltd: /s/ Gregory Tan, Gregory Tan, Director (02/10/2025)
- Hotham Investments Pte. Ltd.: /s/ Lim Ming Pey, Lim Ming Pey, Director (02/10/2025)
- Ossa Investments Pte. Ltd.: /s/ Han Sack Teng, Han Sack Teng, Director (02/10/2025)